

September 5, 2012

Via E-mail
Jennifer Hankes Painter
Vice President, General Counsel and Secretary
MRV Communications, Inc.
20415 Nordhoff Street
Chatsworth, CA 91311

      Re: MRV Communications
             Preliminary Proxy Statement on Schedule 14A
             Filed August 9, 2012
             File No. 001-11174

Dear Ms. Painter:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                  Sincerely,

                  /s/ Russell Mancuso

                  Russell Mancuso
                  Branch Chief

cc: Steven Suzzan
        Fulbright & Jaworski, L.L.P.